FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of
the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5

1. Name and Address of Reporting Person* Victoria & Eagle Strategic Fund, Ltd.	2. Issuer Name and Ticker or Trading Symbol American Building Control, Inc. (ABCX)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) P.O. Box 1984 G.T., Elizabethan Square	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/01/03
(Street) Grand Cayman, Cayman Islands British West Indies		5. If Amendment, Date of Original (Month/Day/Year) N/A	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	04/01/03	N/A	P		15,425	A	.99	2,135,425	D	N/A
Common Stock	04/02/03	N/A	P		1,300	A	1.00	2,136,725	D	N/A
Common Stock	04/02/03	N/A	P		500	A	1.04	2,137,225	D	N/A
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:
SEE CONTINUATION SHEET	VICTORIA & EAGLE STRATEGIC FUND, LTD. By: /s/ Fabio Conti Fabio Conti, Director **Signature of Reporting Person	04/03/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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CONTINUATION SHEET TO FORM 4

Name and Address of Reporting Person:	Victoria & Eagle Strategic Fund, Ltd. P.O. Box 1984 G.T. Elizabethan Square Grand Cayman, Cayman Islands British West Indies

Issuer Name and Ticker or Trading Symbol:	American Building Control, Inc. (ABCX)
Date of Event Requiring Statement:	April 1, 2003

Other Reporting Person:	Signature of Reporting Person:
BIPIELLE Bank (Suisse) S.A. (1) Via Nassa 11 6900 Lugano, Switzerland	By: /s/ G. Pasta Name: G. Pasta Title: Deputy General Manager By: /s/ M. Torti Name: M. Torti Title: Vice President

Explanation of Responses:

(1) BIPIELLE Bank (Suisse) S.A. (the "Bank"), as the majority equity owner of Victoria & Eagle Strategic Fund, Ltd., a Cayman Islands corporation, may be deemed to be the beneficial owner of the securities reported herein.  Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that the Bank is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any securities in which it does not have a pecuniary interest.